Exhibit 99.2

BITFARMS LTD.

ADDENDUM TO THE MANAGEMENT INFORMATION
CIRCULAR IN RESPECT OF THE ANNUAL GENERAL AND
SPECIAL MEETING OF SHAREHOLDERS

Dated June 23, 2021

BITFARMS LTD.

18 King Street East, Suite 902
Toronto, Ontario M5C 1C4

INFORMATION CIRCULAR ADDENDUM

June 23, 2021

This management information circular addendum (the “Addendum”) adds to and replaces certain information contained in the management information circular of Bitfarms Ltd. (the “Corporation”) dated April 28, 2021 (the “Circular”) in respect of the annual and special meeting of shareholders to be held on June 25, 2021 (the “Shareholder Meeting”). The Addendum should be read in conjunction with the information contained in the Circular. All terms capitalized and not otherwise defined herein shall have the meaning ascribed thereto in the Circular.

The Circular currently provides for the following at paragraph (f) under the heading “Notice of Annual General Meeting of Shareholders” with the following:

“(f) to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve the Corporation’s 10% rolling long term incentive plan for the ensuing year;”

At the Shareholder Meeting, the above-noted item of business will be amended to replace paragraph (f) under the heading “Notice of Annual General Meeting of Shareholders” with the following (the “LTIP Resolution”):

“(f) to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution of disinterested shareholders (“Disinterested Shareholders”) to approve the Corporation’s long term incentive plan (the “LTIP”) for the ensuing year;”

Discretionary proxies held by Management Nominees which are voted in favour of this item of business will be voted in favour of the LTIP Resolution. As at the Record Date, insiders of the Corporation hold 23,189,778 Common Shares and will abstain from voting such Common Shares on the LTIP Resolution. Shareholders who do not wish to vote in favour of the LTIP Resolution are instructed to amend their proxy to vote against approval of the LTIP following the instructions as provided in the Circular.

To provide further information on the Amendment, the Circular is hereby amended to replace the third to eighth paragraphs under the heading “PARTICULARS OF MATTERS TO BE ACTED UPON – 6. Approval of Long Term Incentive Plan” with the following:

“The LTIP is designed to ensure compliance with the policies of TSX Venture Exchange (the “TSXV”). The LTIP is an incentive plan pursuant to which stock options and a fixed number of RSUs may be issued, that sets the number of Common Shares issuable thereunder at a maximum of 10% of the Common Shares issued and outstanding at the time of any grant and fixes the number of RSUs at 10,000,000. As at the date of this Circular, there are 7,108,922 options outstanding pursuant to the Old Plan which, assuming approval of the LTIP by the Shareholders at the Meeting, will be subsumed as options outstanding under the LTIP, and will represent approximately 4.90% of the issued and outstanding Common Shares, leaving a total of 7,392,764 Common Shares available for reservation pursuant to new grants of options.

Pursuant to the policies of TSXV, the Corporation is required to obtain the approval of its Disinterested Shareholders for a new incentive plan for acceptance of the incentive plan by the Corporation and at each annual meeting of shareholders. Accordingly, at the Meeting, Disinterested Shareholders will be asked to approve an ordinary resolution to approve the LTIP.

The LTIP provides that the Board may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Corporation, or any subsidiary of the Corporation, the option to purchase Common Shares or restricted stock units (“RSUs”) which grant the holder the right to receive a payment in Common Shares. For a summary of the material features of the LTIP, please see “Executive Compensation – LTIP”.

The full text of the LTIP is set forth in Schedule “D” of this Circular.

At the Meeting, Disinterested Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to approve the LTIP for the ensuing year (the “LTIP Resolution”). In order to be effected, the LTIP Resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting by disinterested shareholders.

The Board recommends that Disinterested Shareholders vote FOR the LTIP Resolution. Unless the Shareholder has specifically instructed in the form of proxy or voting instruction form that the Common Shares represented by such proxy or voting instruction form are to be voted against the LTIP Resolution, the persons named in the proxy or voting information form will vote FOR the LTIP Resolution.”

In addition, the Circular is hereby amended to replace the sixth and seventh paragraphs under the heading “STATEMENT OF EXECUTIVE COMPENSATION – Stock Option Plan” with the following:

“The LTIP is a partially rolling incentive plan, under which 10% of the outstanding Common Shares at any given time are available for issuance thereunder. The purpose of the LTIP is to advance the interests of the Corporation by (i) providing certain employees, officers, directors, or consultants of the Corporation (collectively, the “Award Holders”) with additional performance incentive; (ii) encouraging Common Share ownership by the Award Holders; (iii) increasing the proprietary interest of the Award Holders in the success of the Corporation; (iv) encouraging the Award Holders to remain with the Corporation; and (v) attracting new employees, officers, directors and consultants to the Corporation.

The following information is intended to be a brief description and summary of the material features of the LTIP:

a)	The aggregate maximum number of Common Shares available for issuance from treasury under the LTIP and all of the Corporation’s other security-based compensation arrangements at any given time is 10% of the outstanding Common Shares as at the date of grant of an option under the LTIP, subject to adjustment or increase of such number pursuant to the terms of the LTIP. Any Common Shares subject to an award (“Award”) of options or RSUs which has been granted under the LTIP and which has been cancelled, repurchased, expired or terminated in accordance with the terms of the LTIP without having been exercised will again be available under the LTIP.

b)	Each RSU entitles the holder to receive one Common Share.

c)	The maximum number of RSUs issuable under the LTIP is fixed as 10,000,000.

d)	The exercise price of an option shall be determined by the Board at the time each option is granted, provided that such price shall not be less than (i) if the Common Shares are listed on the Exchange (as such term is defined in the LTIP), the last closing price of the Common Shares on the Exchange; or (ii) if the Common Shares are not listed on the Exchange, in accordance with the rules of the stock exchange on which the Common Shares are listed at the time of the grant; or (iii) if the Common Shares are not listed on any stock exchange, the minimum exercise price as determined by the Board.

e)	The aggregate number of Common Shares reserved for issuance pursuant to awards granted to insiders of the Corporation at any given time, or within a 12-month period, shall not exceed 10% of the total number of Common Shares then outstanding, unless disinterested shareholder approval is obtained.

f)	The aggregate number of Common Shares reserved for issuance pursuant to awards granted to any one person or entity within any twelvemonth period shall not exceed 5% of the total number of Common Shares then outstanding unless disinterested shareholder approval is obtained.

g)	Directors, officers, consultants and employees of the Corporation or its subsidiaries, and employees of a person or company which provides management services to the Corporation or its subsidiaries are eligible to participate in the LTIP. Subject to compliance with requirements of the applicable regulators, Awards Holders may elect to hold Awards granted to them in an incorporated entity wholly owned by them and such entity is bound by the LTIP in the same manner as if the Awards were held by the Award Holder.

h)	Award and all rights thereunder shall expire on the date set out in the Award agreement, provided that in no circumstances shall the duration of an Award exceed the maximum term permitted by the applicable regulators.

i)	If any Awards expire during a period when trading of the Corporation’s securities by certain persons as designated by the Corporation is prohibited or within 10 business days after the end of such a period, the term of those Awards will be extended to 10 business days after the end of the prohibited trading period, unless such extension is prohibited by any applicable law or the policies of the applicable regulators.

j)	The Board may determine when any Award will become exercisable and may determine that the Award will be exercisable immediately upon the date of grant, or in instalments or pursuant to a vesting schedule. However, unless the Board determines otherwise, Awards issued pursuant to the LTIP are generally subject to a vesting schedule as follows: (i) 1/3 upon the date of grant; (ii) 1/3 upon the first anniversary of the date of grant; and (iii) 1/3 upon the second anniversary of the date of grant.

k)	In the event an Award Holder ceases to be eligible for the grant of Awards under the LTIP, Awards previously granted to such person will cease to be exercisable within a period of 90 days after the date such person ceases to be eligible under the LTIP, or such longer or shorter period as determined by the Board, provided that no Award shall remain outstanding for any period which exceeds the earlier of: (i) the expiry date of such Award; and (ii) 12 months following the date such person ceases to be eligible under the LTIP.

l)	If an Award Holder ceases to be a director, officer, consultant or employee of the Corporation, or its subsidiaries, or ceases to be a management company employee, for any reason (other than death), such Award Holder may exercise their Award to the extent that the Award Holder was entitled to exercise it at the date of such cessation, provided that such exercise must occur within 90 days after the Award Holder ceases to be a director, officer, consultant or employee, or a management company employee.

m)	In the event of death of an Award Holder, the Award previously granted shall be exercisable only within 12 months after such death and only if and to the extent that such Award Holder was entitled to exercise the Award at the date of death.

n)	The LTIP has been adopted by the Board subject to the approval of the applicable regulators and, if so approved, subject to the discretion of the Board, the LTIP will become effective upon approval at the next general meeting of the shareholders of the Corporation.”

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